UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s second quarter of

2020 financial and operating report

Mexico City, July 14th, 2020 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2020.

●

During the second quarter practically all our region of operations was under lockdown measures implemented to control the spread of COVID 19 which disrupted commercial activities by virtue of the closure of shops and customer-care centers and of the constraints imposed on the mobility of our clients.

●

We disconnected five million wireless clients in the second quarter— 4.6 million of them prepaid clients, including 1.7 million in Mexico, 1.0 million in each of Peru and Central America, and 476 thousand in Ecuador— that often found it difficult to effect recharges. Substantially all our operations lost prepaid clients whereas most of them also lost postpaid subscribers. As confinement restrictions began to be lifted an improving trend became apparent practically everywhere.

●	On the fixed-line platform we gained 450 thousand new broadband accesses, with just about every operation adding clients.

●

Second quarter revenues totaled 252 billion pesos, up slightly from the year-earlier quarter, 0.6%, in spite of equipment revenues falling 27.2%, as service revenues increased 6.5% in Mexican peso terms on account, among others, of the depreciation of the peso vs. the dollar and the euro over the year— approximately 15%.

●

Service revenues were up 0.8% at constant exchange rates— excluding Argentina because of its hyper-inflationary accounting— with those on the mobile platform rising 2.3% and those coming from the fixed-line one declining 1.7%.

●

Confinement measures principally brought about a deceleration of mobile revenue growth that was similar in both the prepaid and postpaid segments. The impact on prepaid revenues was proportionally stronger in those countries and regions where prepaid services are more prevalent, including Mexico and the Dominican Republic.

●

At 82.6 billion pesos EBITDA was up 5.9% in Mexican peso terms from a year before partly reflecting the effects of an agreement entered into by TracFone that reduces its costs of service from January 1st. At constant exchange rates EBITDA increased 3.3%. The majority of our operations posted an improved EBITDA margin.

●

Our operating profit jumped 10.5% to 40.9 billion pesos and helped bring about a net profit of 20.1 billion pesos in the second quarter, after allowing for financing costs of 11.1 billion pesos— 6.3% lower than a year before. Our net profit, 20.1 billion pesos, was up 40%.

●

At the end of June our net debt stood at 765 billion pesos, up from 677 billion pesos relative to December, which reflects among other things an increase in the value of dollar and euro-denominated debts in Mexican peso terms. It stood at 1.89 times EBITDA under IAS 17.

●

In cash flow terms in the six months to June we reduced our net debt by 8.3 billion pesos and set apart 6.2 billion pesos for the defeasance of labor-related obligations. In addition, we covered capital expenditures in the amount of 64 billion pesos.

América Móvil Fundamentals

	2Q20	2Q19

Earnings per Share (Mex$)(1)	0.30	0.22

Earning per ADR (US$)(2)	0.26	0.23

EBITDA per Share (Mex$)(3)	1.25	1.18

EBITDA per ADR (US$)	1.07	1.24

Net Income (millions of Mex$)	20,060	14,362

Average Shares Outstanding (billion)	65.97	66.02

(1) Net Income / Average Shares outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2020

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.00%

	Telmex	wireline	98.80%

	Sección Amarilla	other	100.00%

	Telvista	other	90.00%

Argentina	Claro	wireless	100.00%

	Telmex	wireline	100.00%

Brazil	Claro	wireless/wireline	98.50%

Chile	Claro	wireless	100.00%

	Telmex	wireline	100.00%

Colombia	Claro	wireless/wireline	99.40%

Costa Rica	Claro	wireless	100.00%

Dominicana	Claro	wireless/wireline	100.00%

Ecuador	Claro	wireless/wireline	100.00%

El Salvador	Claro	wireless/wireline	95.80%

Guatemala	Claro	wireless/wireline	99.30%

Honduras	Claro	wireless/wireline	100.00%

Nicaragua	Claro	wireless/wireline	99.60%

Panama	Claro	wireless/wireline	100.00%

Paraguay	Claro	wireless/wireline	100.00%

Peru	Claro	wireless/wireline	100.00%

Puerto Rico	Claro	wireless/wireline	100.00%

Uruguay	Claro	wireless/wireline	100.00%

USA	Tracfone	wireless	100.00%

Netherlands	KPN	wireless/wireline	17.10%

Austria	Telekom Austria	wireless/wireline	51.00%

The reported figures for Argentina corresponding to the second quarter of 2020 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On May 4th, we returned to the U.S. dollar debt markets issuing a ten-year note in the amount of one billion dollars. The coupon on the note, 2.875%, is the lowest we have had for that tenor in dollars.

We are currently working on the development of alternatives that would allow us to reap more benefits from our tower assets, creating value for our shareholders and enabling us to reduce debt even further.

Access Lines

The confinement measures adopted throughout our region of operation had an important impact on our commercial activities partly on account of the closure of shops and customer care centers and partly because they generally curtailed the mobility of population and hence the demand for mobile services.

Altogether we lost slightly more than 5 million mobile subscribers: 500 thousand in the postpaid segment with most operations seeing a reduction in their postpaid base, with the notable exceptions of Colombia and Telekom Austria; and 4.6 million disconnections in the prepaid segment, in which all our operations registered net disconnections, save for Tracfone in the U.S. and Colombia— both of which added slightly more than 200 thousand clients. Prepaid disconnections were more important in Mexico, 1.7 million subs; Peru, 1.0 million; and Ecuador and Guatemala, at approximately 450 thousand each.

In contrast, on the fixed-line segment we gained 450 thousand new broadband clients with every operation posting an increase in clients, except for Telekom Austria. There were, however, disconnections of voice lines and PayTV services, particularly in Brazil which accounted for 190 thousand PayTV disconnections out of 250 thousand for the Group as a whole.

We ended June with a total of 358.5 million access lines, which includes 277.5 million wireless subscribers and 81 million fixed-line RGUs. It is of note that our Colombia operation managed to increase access lines in all fixed and mobile products during the quarter.

Wireless Subscribers as of June 2020

	Total(1) (Thousands)

Country	Jun ’20	Mar ’20	Var.%	Jun ’19	Var.%

Argentina, Paraguay and Uruguay	24,259	24,667	-1.7%	24,417	-0.6%

Austria & CEE	21,208	21,306	-0.5%	21,180	0.1%

Brazil	58,520	58,671	-0.3%	56,427	3.7%

Central America	14,541	15,469	-6.0%	15,450	-5.9%

Caribbean	6,087	6,312	-3.6%	6,064	0.4%

Chile	6,793	6,966	-2.5%	6,725	1.0%

Colombia	31,535	31,244	0.9%	30,144	4.6%

Ecuador	7,878	8,465	-6.9%	8,356	-5.7%

Mexico	75,378	77,212	-2.4%	75,994	-0.8%

Peru	10,387	11,543	-10.0%	11,726	-11.4%

USA	20,918	20,704	1.0%	21,435	-2.4%

Total Wireless Lines	277,503	282,559	-1.8%	277,916	-0.1%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2020

	Total(1) (Thousands)

Country	Jun ’20	Mar ’20	Var.%	Jun ’19	Var.%

Argentina, Paraguay and Uruguay	1,278	1,210	5.6%	924	38.3%

Austria & CEE	6,105	6,131	-0.4%	6,172	-1.1%

Brazil	33,260	33,808	-1.6%	34,800	-4.4%

Central America	4,379	4,408	-0.7%	4,387	-0.2%

Caribbean	2,509	2,516	-0.3%	2,545	-1.4%

Chile	1,401	1,398	0.3%	1,427	-1.8%

Colombia	7,938	7,760	2.3%	7,459	6.4%

Ecuador	454	458	-0.8%	409	11.1%

Mexico	21,961	22,039	-0.4%	22,311	-1.6%

Peru	1,707	1,646	3.7%	1,540	10.9%

Total RGUs	80,993	81,375	-0.5%	81,973	-1.2%

(1) Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodolgy used for all AMX operations.

América Móvil Consolidated Results

Towards the end of the first quarter, with financial markets in disarray as the employment numbers in the U.S. collapsed threatening to worsen the economic contraction stemming from lockdown measures aimed at controlling the spread of the COVID 19 virus, the Federal Reserve announced a huge monetary quantitative expansion program. This decisive action gradually stabilized the financial markets allowing for new issuance of securities throughout the second quarter and quelled the excess demand for U.S. dollars that had resulted in its appreciation vis-à-vis practically all other currencies. Since then, substantially all Latin American currencies began to recover— with the notable exception of the Brazilian real which declined an additional 4.8% vs. the dollar. At any rate, the Mexican peso, the Colombian peso and the Chilean peso— all of which had dropped sharply in the first quarter— ended up appreciating 3.0%, 7.9% and 4.1% respectively in the second quarter in which practically all our region of operation was under lockdown.

Our second quarter revenues totaled 252 billion pesos, up slightly from the year-earlier quarter, 0.6%, in spite of equipment revenues falling 27.2%, as service revenues increased 6.5% in Mexican peso terms on account, for the most part, of the depreciation of our reporting currency vs. the dollar and the euro over the year— approximately 15%. Save for TracFone in the U.S. and Puerto Rico, all our operations saw marked reductions in their equipment sales as a result of the confinement restrictions but also because of our more restrictive conditions for handset financing in most operations.

At constant exchange rates— excluding Argentina given its hyper inflationary accounting methodology— service revenues were up 0.8%, with those generated on the mobile platform rising 2.3% and those coming from the fixed-line one declining 1.7%. The deceleration in service revenue growth— from +5.0% in the first quarter to +0.8% in the second— resulted from the direct impact of the confinement measures put in place throughout the region and its economic fallout.

Mobile service revenue growth slowed down from the fast pace observed in the first quarter, 8.4%. Brazil and Colombia were the top performers in terms of mobile revenues, with increases of 8.8% (proforma) and 4.8% respectively. Peru, the U.S., Uruguay and Puerto Rico also observed mobile service revenue increases.

The deceleration in mobile service revenue growth was practically identical in prepaid and in postpaid. In prepaid, revenues were affected by the lockdown measures as clients sometimes found it difficult to effect recharges as most shops were ordered shut, including our own customer care centers. The impact on revenues was felt more strongly in countries where prepaid services are more prevalent, including Mexico and the Dominican Republic.

América Móvil’s Income Statement Millions of Mexican pesos

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Service Revenues	219,457	206,144	6.5%	428,970	412,598	4.0%

Equipment Revenues	30,699	42,183	-27.2%	70,179	80,035	-12.3%

Total Revenues*	251,583	250,075	0.6%	501,685	495,732	1.2%

Cost of Service	77,298	74,250	4.1%	152,774	149,082	2.5%

Cost of Equipment	35,341	41,938	-15.7%	75,729	81,123	-6.7%

Selling, General & Administrative Expenses	55,142	54,698	0.8%	110,708	109,482	1.1%

Others	1,153	1,180	-2.3%	2,198	2,598	-15.4%

Total Costs and Expenses	168,934	172,066	-1.8%	341,408	342,286	-0.3%

EBITDA	82,649	78,010	5.9%	160,276	153,446	4.5%

% of Total Revenues	32.9%	31.2%		31.9%	31.0%

Depreciation & Amortization	41,740	40,971	1.9%	80,417	80,955	-0.7%

EBIT	40,909	37,038	10.5%	79,859	72,490	10.2%

% of Total Revenues	16.3%	14.8%		15.9%	14.6%

Net Interest Expense	8,972	9,202	-2.5%	18,352	17,924	2.4%

Other Financial Expenses	1,339	4,824	-72.2%	-21,753	5,498	n.m.

Foreign Exchange Loss	796	-2,167	136.7%	94,099	-10,416	n.m.

Comprehensive Financing Cost (Income)	11,107	11,859	-6.3%	90,698	13,005	n.m.

Income & Deferred Taxes	8,172	10,281	-20.5%	-3,864	24,286	-115.9%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	21,630	14,899	45.2%	-6,974	35,200	-119.8%

Equity Participation in Results of Affiliates	-286	-3	n.m.	-284	14	n.m.

Minority Interest	-1,284	-535	-140.1%	-2,063	-1,299	-58.8%

Net Income	20,060	14,362	39.7%	-9,321	33,914	-127.5%

* Total revenues include Other Revenues.

n.m. Not meaningful.

In postpaid, revenue growth slowed down as clients switched to lower cost plans in anticipation of the economic difficulties they were to face. In various cases small and medium sized enterprises that had to close under the confinement restrictions sought to discontinue the service or reduce its cost even if that represented a more limited availability of data services. We tried to stay close to our clients and help them find plans better suited for them given the economic difficulties that many were undergoing and to ensure that they would stay current in their payments. In percentage points the decline in postpaid growth rates was steepest in Ecuador and Panama.

On the fixed-line platform the impact of COVID was more limited, with the pace of decline of revenues going from -0.7% in the first quarter to -1.7% in the second quarter, mostly on account of falling PayTV revenues. In Colombia fixed-line revenues accelerated to 9.9%, up from 9.5% the prior quarter. Fixed-broadband services continued to lead the way within the group with revenues increasing 7.3%, very much in line with the pace seen the prior two quarters. With only one exception, all our operations posted fixed-broadband revenue increases in the quarter. Our less mature fixed-line operations, including Ecuador, Peru, Argentina and Costa Rica all performed well, with the pace of growth picking up speed.

Second quarter EBITDA totaled 82.6 billion pesos, up 5.9% in Mexican peso terms, with the EBITDA margin climbing 1.7 percentage points to 32.9%. At constant exchange rates it increased 3.3% reflecting in part the impact of a new agreement reached by Tracfone in the U.S. by which certain reductions in network costs that were applied from January 1st.

Our operating profit jumped 10.5% to 40.9 billion pesos and helped bring about a net profit of 20.1 billion pesos in the second quarter, after allowing for financing costs of 11.1 billion pesos— 6.3% lower than in the year-earlier quarter. Our net profit, equivalent to 30 peso cents per share and 26 dollar cents per ADR, was up 40%.

At the end of June our net debt totaled 765 billion pesos, up from 677 billion pesos at the close of 2019, which reflects among other things an increase in the values of dollar and euro denominated debts vis-á-vis the Mexican peso. It stood at 1.89 times EBITDA under IAS 17. In cash flow terms our net debt came down by 8.3 billion pesos in the six months to June. In addition to the above, our cash flow allowed us to cover capital expenditures in the amount of 63.6 billion pesos and to devote 6.2 billion pesos to fund labor-related obligations.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Jun ‘20	Dec ‘19	Var.%		Jun ‘20	Dec ‘19	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	102,574	67,464	52.0%	Short Term Debt*	101,929	129,172	-21.1%

Accounts Receivable	251,664	211,532	19.0%	Lease-Related Debt	24,364	25,895	-5.9%

Other Current Assets	16,221	10,747	50.9%	Accounts Payable	266,710	268,484	-0.7%

Inventories	33,816	41,102	-17.7%	Other Current Liabilities	103,785	101,849	1.9%

	404,274	330,844	22.2%		496,787	525,400	-5.4%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,394,432	1,319,588	5.7%	Long Term Debt	641,906	495,082	29.7%

-Depreciation	735,334	680,244	8.1%	Lease-Related Debt	98,928	94,702	4.5%

Plant & Equipment, net	659,097	639,343	3.1%	Other Non Current Liabilities	204,521	189,843	7.7%

Rights of Use	117,697	118,003	-0.3%		945,355	779,627	21.3%

Investments in Affiliates	1,905	2,474	-23.0%

Deferred Assets

Goodwill (Net)	151,729	152,900	-0.8%

Intangible Assets	143,791	125,169	14.9%	Shareholder’s Equity	218,880	226,907	-3.5%

Deferred Assets	182,529	163,199	11.8%

Total Assets	1,661,022	1,531,934	8.4%	Total Liabilities and Equity	1,661,022	1,531,934	8.4%

Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Jun -20	Dec -19

Peso - denominated debt (MxP)	69,132	80,129

Bonds and other securities	51,162	58,129

Banks and others	17,970	22,000

U.S. Dollar - denominated debt (USD)	11,338	9,472

Bonds and other securities	9,351	8,975

Banks and others	1,987	497

Euro - denominated Debt (EUR)	9,963	11,165

Bonds and other securities	8,100	11,065

Banks and others	1,863	100

Sterling - denominated Debt (GBP)	2,750	2,750

Bonds and other securities	2,750	2,750

Reais - denominated Debt (BRL)	9,975	7,475

Bonds and other securities	9,975	7,475

Banks and others	0	0

Debt denominated in other currencies (MxP)	36,980	26,045

Bonds and other securities	6,780	5,818

Banks and others	30,200	20,227

Total Debt (MxP)	743,835	624,254

Cash, Marketable Securities and Short Term Financial Investments (MxP)	102,574	67,464

Net Debt (MxP)	641,261	556,790

* This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.

Mexico

On account of the confinement restrictions and their impact on our commercial operation, including that of number portability, during the second quarter we disconnected 1.7 million prepaid subscribers and 112 thousand postpaid clients on the mobile platform. At the end of June our postpaid base was up 4% year-on-year while our prepaid base was down 1.9%. On the fixed-line segment we gained 64 thousand broadband clients but lost 141 thousand telephony lines.

Our second quarter Mexican revenues declined 14.2% from the year-earlier quarter to 62.9 billion pesos, mostly on account of a 47.1% drop in equipment revenues. With confinement measures in place and most shops closed, demand for handsets was much weaker.

Service revenues declined 2.1% in the period dragged down mostly by mobile service revenues— down 2.5% year-on-year, compared to the 10.4% pace registered the prior quarter— as restrictions on mobility affected the demand for mobile services. In the case of prepaids, this effect was compounded by the greater difficulties clients faced to effect recharges, with most shops and customer care centers shut. To facilitate that our clients remained connected in spite of the extraordinary circumstances Telcel offered an emergency plan that subscribers could activate once, at any moment during the crisis period and that provided a basket of voice and data services that could be used over a period of 15 days free of charge. To-date, we have activated nearly 28 million AMIGO CONTIGO plans.

On the fixed-line platform the impact on service revenues was less severe, having gone from a 0.5% increase the prior quarter to a -1.4% reduction. Fixed-broadband revenues continued to expand, 1.8%, but revenues derived from corporate networks were off 3.3%.

EBITDA came in at 24.4 billion pesos, having fallen 10.3% year-on-year. However, the EBITDA margin increased 1.7 percentage points to 38.8% given the steep reduction of equipment revenues.

Towards the end of the quarter, as restrictions began to be lifted, an improving trend became apparent in the mobile segment.

We receive authorization from IFT to acquire from Axtel 50MHz of spectrum in the 3.5GHz frequency nationwide. Following this acquisition, Telcel will have a total of 100MHz in that band.

INCOME STATEMENT - Mexico Millions of MxP

	2Q20	2Q19(1)	Var.%	Jan-Jun 20	Jan-Jun 19(1)	Var.%

Total Revenues*	62,884	73,307	-14.2%	136,066	140,548	-3.2%

Total Service Revenues	51,920	53,017	-2.1%	106,520	104,177	2.2%

Wireless Revenues	43,095	52,271	-17.6%	96,490	99,238	-2.8%

Service Revenues	32,854	33,680	-2.5%	68,409	65,894	3.8%

Equipment Revenues	10,241	18,591	-44.9%	28,081	33,344	-15.8%

Fixed Line Revenues	19,158	20,264	-5.5%	38,468	40,070	-4.0%

EBITDA	24,420	27,223	-10.3%	52,191	52,041	0.3%

% total revenues	38.8%	37.1%		38.4%	37.0%

EBIT	16,655	18,437	-9.7%	36,692	34,577	6.1%

%	26.5%	25.2%		27.0%	24.6%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects reclassifications of “other revenues”.

Mexico Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	75,378	75,994	-0.8%

Postpaid	14,452	13,892	4.0%

Prepaid	60,926	62,102	-1.9%

MOU	537	536	0.2%

ARPU (MxP)	146	149	-2.1%

Churn (%)	4.1%	4.1%	(0.0)

Revenue Generating Units (RGUs)*	21,961	22,311	-1.6%

Fixed Lines	12,100	12,589	-3.9%

Broadband	9,861	9,722	1.4%

* Fixed Line and Broadband.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

Total revenues of 25.6 billion Argentinean pesos were 10.1% below those of the year-earlier quarter dragged down by equipment revenues that plummeted 44.5%. Service revenues declined 3.1% after inflation, with mobile service revenues falling 4.9% and fixed-line service revenues rising 13.9%. In mobile, those coming from postpaid clients were down 6.9% as some subscribers under lockdown have moved to lower-cost plans or have migrated to prepaid, whereas in the prepaid segment service revenues expanded 3.4%. We have continued to expand our fiber footprint in Argentina and to grow at a good pace our fixed-broadband and PayTV revenues. The former increased 10.9% after inflation, whereas the latter was up nearly ten times from a very small base. In a relatively short period our fixed-line service revenues have come to represent over 11% of our service revenues.

EBITDA contracted 18.9% to 9.8 billion Argentinean pesos, with the margin falling 4.1 percentage points in relation to total revenues. We have tried to contain costs implementing several policies, but this has not been enough to mitigate the effects of the sharp devaluation of the Argentinean peso in the period and the ensuing inflation-linked costs.

INCOME STATEMENT - Argentina Millions of Constant ARS of June 2020

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues*	25,628	28,504	-10.1%	52,073	57,212	-9.0%

Total Service Revenues	22,452	23,179	-3.1%	44,317	46,278	-4.2%

Wireless Revenues	22,884	26,263	-12.9%	46,937	52,758	-11.0%

Service Revenues	19,957	20,989	-4.9%	39,478	41,950	-5.9%

Equipment Revenues	2,927	5,275	-44.5%	7,459	10,808	-31.0%

Fixed Line Revenues	2,495	2,191	13.9%	4,839	4,328	11.8%

EBITDA	9,760	12,027	-18.9%	19,693	23,766	-17.1%

% total revenues	38.1%	42.2%		37.8%	41.5%

EBIT	7,501	9,929	-24.5%	15,252	19,494	-21.8%

%	29.3%	34.8%		29.3%	34.1%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Argentina Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)(1)	21,564	21,821	-1.2%

Postpaid	8,359	8,405	-0.5%

Prepaid	13,205	13,416	-1.6%

MOU	95	77	23.1%

ARPU (ARP)	305	222	37.3%

Churn (%)	1.9%	2.0%	(0.2)

Revenue Generating Units (RGUs)*	962	607	58.5%

* Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures.

Brazil

Confinement measures in Brazil were introduced later than in most other countries in South America and were comparatively more relaxed thus had less of an impact on our commercial activity. We basically broke even in the postpaid segment in the second quarter, but lost 156 thousand prepaid subscribers. Our postpaid subscriber base was up 25.8% from the year before. On the fixed line platform we connected 101 thousand new broadband accesses— connectivity has been essential through the pandemic— reinforcing our market position in this division and reaching 6.7 million clients in the ultra-broadband segment. On the other hand, we disconnected 190 thousand PayTV units and 459 thousand landlines, so we ended June with 33.3 million fixed-line RGUs, 4.4% less than a year before.

Our Brazilian revenues reached 9.5 billion reais in the second quarter and were flat year-on-year on a proforma basis (adjusted for the acquisition of Nextel in December), with service revenues expanding 0.8%. Mobile service revenues rose 8.8% on the back of postpaid revenues that were up 11.8% over the year-earlier quarter, having slowed down from a 17.2% pace in the precedent quarter.

On the fixed-line platform, service revenues declined more rapidly— -4.4% vs -3.4% the prior quarter— in spite of fixed-broadband revenues staying on trend at a nearly 10% pace as PayTV revenues deteriorated further, declining -11.7% from -8.5% the prior quarter. Given the continued fast growth of fixed-broadband revenues and decline of PayTV revenues, the former are about to overtake the latter ones to become Claro’s single most important business unit.

EBITDA was up 10.7% to 3.8 billion reais— amongst the top performers— as costs and expenses fell 6.1%. The EBITDA margin shot up nearly 4 percentage points from the year before to 40.0%, the highest margin rate we have posted in the country.

INCOME STATEMENT - Brazil Proforma Millions of BrL

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues*	9,536	9,541	0.0%	19,327	19,025	1.6%

Total Service Revenues	9,333	9,256	0.8%	18,854	18,454	2.2%

Wireless Revenues	4,160	3,918	6.2%	8,502	7,758	9.6%

Service Revenues	3,969	3,647	8.8%	8,051	7,213	11.6%

Equipment Revenues	191	272	-29.6%	451	546	-17.4%

Fixed Line Revenues	5,364	5,609	-4.4%	10,803	11,241	-3.9%

EBITDA	3,816	3,449	10.7%	7,525	6,898	9.1%

% total revenues	40.0%	36.1%		38.9%	36.3%

EBIT	1,571	1,324	18.7%	3,000	2,635	13.9%

%	16.5%	13.9%		15.5%	13.9%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Brazil Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	58,520	56,427	3.7%

Postpaid	31,852	25,315	25.8%

Prepaid	26,668	31,112	-14.3%

MOU(1)	186	146	27.3%

ARPU (BrL)	23	18	27.0%

Churn (%)	4.1%	3.9%	0.2

Revenue Generating Units (RGUs) *	33,260	34,800	-4.4%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

Colombia was amongst the first countries to impose lockdown measures and most our stores and customer service centers remained closed until May. Notwithstanding the above, our Colombian operation managed to add clients on all segments during the quarter: 38 thousand postpaid subscribers, 253 thousand prepaids, more than 100 thousand broadband accesses, 30 thousand PayTV units and 47 thousand landlines.

Second quarter revenues totaled 3.1 trillion Colombian pesos, 0.9% more than a year before, with service revenues increasing 6.8% over the prior year as both the mobile and fixed-line segments continued their positive trends, making Colombia the top performer in service revenue growth in the quarter. Equipment revenues fell 18.4% as in most countries on account of the restrictions on mobility imposed in the context of the pandemic.

On the mobile platform, revenues held up well but decelerated from a 9.6% pace in the first quarter to 4.8% in the second quarter. In the case of prepaids, revenues expanded 7.5%, less rapidly than in the prior quarter, 13.5%, whereas in the postpaid segment, revenues increased 3.5% over the prior year, down from 7.7% the preceding quarter, as Claro offered basic connectivity to those subscribers that could not afford to pay for their service during the period.

Fixed-line service revenues for their part accelerated to a 9.9% pace from 9.5% in the first quarter topping one trillion Colombian pesos. Broadband revenues rose 14.4%, up from 11.2% in the precedent quarter, while revenues from corporate networks expanded in line with the prior two quarters, 19.2%.

Second quarter EBITDA of 1.3 trillion Colombian pesos was 2.3% lower than that obtained a year before. The decline in EBITDA is related to a sharp increase in bad debt provisions and to the contraction of handset sales— they used to provide a good margin. The EBITDA margin hence fell to 42.2% from 43.7% a year before.

Beginning in April we began using the spectrum that was granted to Claro early this year which has been instrumental in increasing our capacity. We continue to work to ensure continuity and quality of service. At this moment the country remains under “state of emergency” with strict lockdown measures.

INCOME STATEMENT - Colombia Billions of COP

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues*	3,131	3,101	0.9%	6,361	6,032	5.4%

Total Service Revenues	2,556	2,394	6.8%	5,146	4,758	8.2%

Wireless Revenues	2,114	2,155	-1.9%	4,353	4,159	4.7%

Service Revenues	1,555	1,483	4.8%	3,174	2,960	7.2%

Equipment Revenues	559	672	-16.8%	1,180	1,199	-1.6%

Fixed Line Revenues	1,005	929	8.2%	1,980	1,831	8.1%

EBITDA	1,323	1,354	-2.3%	2,712	2,638	2.8%

%	42.2%	43.7%		42.6%	43.7%

EBIT	727	776	-6.3%	1,542	1,496	3.1%

%	23.2%	25.0%		24.2%	24.8%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Colombia Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers* (thousands)	31,535	30,144	4.6%

Postpaid	7,422	7,115	4.3%

Prepaid	24,113	23,029	4.7%

MOU(1)	336	260	29.2%

ARPU (COP)	16,670	17,719	-5.9%

Churn (%)	4.5%	4.8%	(0.3)

Revenue Generating Units (RGUs)**	7,938	7,459	6.4%

* Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC). ** Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Customer Service Centers and stores have remained partially closed since the beginning of the pandemic. While we were allowed to take in clients that need special assistance and certain repairs, sales have been very restricted. Some states have begun to ease the lockdown measures, but it is not the case for Santiago where contagion rates have remained high.

We disconnected 174 thousand wireless subscribers in the second quarter but added 20 thousand broadband accesses on the fixed line platform.

Our revenues, 182 billion Chilean pesos, were 14.1% lower than those obtained a year before, with equipment revenues falling 42.7% and service revenues declining -7.0%: -5.0% on the mobile platform and -9.4% on the fixed-line one. On the mobile postpaid segment revenues were -0.6% below those of the year before compared to +3.8% in the first quarter while mobile prepaid revenues were down -31.8% from a year before, in line with the pace of decline observed the last few quarters.

The reduction in fixed service revenues was mainly brought about by a 19.7% contraction in PayTV revenues as clients ceased to pay for special content mostly related to sports, but also by an 11.2% decline in revenues from corporate networks. Fixed-broadband revenues actually increased 8.1% from -0.2% in the first quarter.

At 39.2 billion Chilean pesos, second quarter EBITDA was 6.1% lower than that of the year-earlier quarter in spite of which the EBITDA margin actually increased 1.8 percentage points in relation to total revenues: given important cost adjustments, it also increased slightly in relation to service revenues.

INCOME STATEMENT - Chile Millions of ChPL

	2Q20	2Q19(1)	Var.%	Jan-Jun 20	Jan-Jun 19(1)	Var.%

Total Revenues*	182,354	212,171	-14.1%	381,703	417,719	-8.6%

Total Service Revenues	158,450	170,312	-7.0%	324,204	340,161	-4.7%

Wireless Revenues	112,377	134,741	-16.6%	237,711	263,657	-9.8%

Service Revenues	88,536	93,152	-5.0%	180,575	187,381	-3.6%

Equipment Revenues	23,841	41,589	-42.7%	57,137	76,277	-25.1%

Fixed Line Revenues	69,914	77,159	-9.4%	143,629	152,780	-6.0%

EBITDA	39,187	41,713	-6.1%	82,180	84,655	-2.9%

% total revenues	21.5%	19.7%		21.5%	20.3%

EBIT	-18,445	-33,998	45.7%	-26,503	-48,538	45.4%

%	-10.1%	-16.0%		-6.9%	-11.6%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects restatements of fixed and mobile revenues.

Chile Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	6,793	6,725	1.0%

Postpaid	2,276	2,192	3.9%

Prepaid	4,517	4,533	-0.4%

MOU	178	171	4.0%

ARPU (ChP)	4,782	5,176	-7.6%

Churn (%)	6.2%	6.3%	(0.1)

Revenue Generating Units (RGUs) *	1,401	1,427	-1.8%

* Fixed Line, Broadband and Television.

Ecuador

Ecuador implemented drastic lockdown measures at a very early stage of the pandemic. The country was already undergoing tough economic conditions that are aggravated by its being a dollar-based economy, all which greatly affected the business activity during the second quarter, when we disconnected 588 thousand mobile subscribers including 476 thousand prepaids.

Revenues declined 27.5% to 242 million dollars with equipment revenues plummeting 84.6% and service revenues declining -16.1%. Mobile service revenues were heavily impacted, falling -18.9%, while fixed-line service revenues increased 16.4%

On the prepaid segment service revenues fell -27.5% from -10.2% in the first quarter since the lockdown was stringent and points of sale were reduced to only a few. On postpaid, the decline in revenues was -12.9% compared to -2.4% in the prior quarter and was associated, for the most part, with measures designed to ensure connectivity for clients unable to pay for their service. These measures will continue for as long as the state of emergency remains.

The sharp reduction in revenues brought about a 16.9% reduction in EBITDA, to 121 million dollars. We made very major efforts to adjust our costs downwards in the face of sharply declining revenues. Towards the end of the quarter there were several indicators that pointed to a recovery.

INCOME STATEMENT - Ecuador Millions of Soles

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues*	242	334	-27.5%	549	660	-16.8%

Total Service Revenues	234	279	-16.1%	496	551	-10.1%

Wireless Revenues	216	310	-30.5%	497	613	-19.0%

Service Revenues	208	257	-18.9%	445	508	-12.3%

Equipment Revenues	7	54	-86.1%	51	106	-51.5%

Fixed Line Revenues	27	23	16.1%	52	46	15.0%

EBITDA	121	146	-16.9%	250	284	-11.8%

% total revenues	50.0%	43.6%		45.6%	43.0%

EBIT	65	89	-26.8%	139	170	-18.4%

%	26.9%	26.6%		25.2%	25.7%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Ecuador Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	7,878	8,356	-5.7%

Postpaid	2,548	2,657	-4.1%

Prepaid	5,329	5,699	-6.5%

MOU	475	443	7.2%

ARPU (US$)	9	10	-16.5%

Churn (%)	5.4%	4.3%	1.1

Revenue Generating Units (RGUs)*	454	409	11.1%

* Fixed Line, Broadband and Television.

Peru

At the beginning of the pandemic Peru implemented very strict lockdown measures and mobility was restricted more than in any other country. Stores were closed for the most part and we were restricted on activating new lines over digital platforms. We ended up disconnecting 1.2 million wireless subscribers of which nearly one million were prepaid. However, on the fixed platform we activated 71 thousand new broadband accesses, 64% more than in the precedent quarter.

Second quarter revenues topped 1 billion soles in Peru, with service revenues increasing 3.8% from the year-earlier quarter, making Peru the second fastest growing operation in the period as sales expanded on both the fixed and the mobile platforms.

Mobile service revenues were up 1.7% with prepaid revenues accelerating to a 1.9% pace after at least five quarters of declines and postpaid revenues increasing 1.6%. Our fixed-line division had a big boost in the quarter from broadband services, leading to an 11.0% increase in fixed-line service revenues with those associated with broadband services expanding 32.9%, up from 26.1% in the first quarter.

We began implementing very strict cost control policies more than two years ago, and these measures were key in driving EBITDA growth of 10.6% in the second quarter in spite of the spike in bad debt provisions, with Peru becoming, together with Brazil, the countries with the fastest EBITDA expansion. EBITDA amounted to 391 million soles and was equivalent to 37.6% of revenues, which represents a margin expansion of 9.6 percentage points over the period.

Beginning on the 1st of July mandatory lockdown was partially relaxed and we have been able to open 30% of our stores thus far. We have made important efforts during the sanitary crisis to cope with all measures and ensure continuity of our service.

INCOME STATEMENT - Peru Millions of Soles

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues*	1,038	1,262	-17.7%	2,333	2,525	-7.6%

Total Service Revenues	957	922	3.8%	1,928	1,848	4.4%

Wireless Revenues	806	1,047	-23.0%	1,870	2,086	-10.4%

Service Revenues	728	716	1.7%	1,472	1,431	2.9%

Equipment Revenues	78	331	-76.4%	398	655	-39.2%

Fixed Line Revenues	229	206	11.0%	456	417	9.5%

EBITDA	391	353	10.6%	791	706	12.1%

% total revenues	37.6%	28.0%		33.9%	27.9%

EBIT	128	106	20.4%	268	225	19.0%

%	12.3%	8.4%		11.5%	8.9%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Peru Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	10,387	11,726	-11.4%

Postpaid	4,064	4,095	-0.8%

Prepaid	6,323	7,631	-17.1%

MOU	385	271	42.3%

ARPU (Sol)	22	20	9.0%

Churn (%)	5.2%	5.8%	(0.7)

Revenue Generating Units (RGUs)*	1,707	1,540	10.9%

* Fixed Line, Broadband and Television.

Central America

Our operations in Central America ended June with 14.5 million wireless subscribers after net disconnections of 928 thousand subs in the quarter, 838 thousand prepaid subscribers: 414 thousand in Guatemala, 157 thousand in Honduras and over 100 thousand each in El Salvador and Panama. All of these countries had rigorous lockdown measures and commercial activity was very limited. On the fixed-line segment we added 25 thousand broadband accesses but ended up disconnecting 29 thousand PayTV units and 26 thousand voice lines.

Total revenues of 534 million dollars were down 12.1% from a year before, with service revenues declining 6.5% and equipment revenues dropping 47.9%.

Wireless service revenues came down 8.8%. The impact in prepaid— down 13.1% annually— was exacerbated by the inability of clients to make airtime recharges by digital means, while the 3.8% decline in postpaid revenues is linked to measures that were originally designed to ensure that vulnerable population could remained connected during the crisis.

On the fixed line platform service revenues were down 2.2%, a pace not very different from the one seen the prior quarter. While demand for connectivity services was solid during the quarter, in many places we could not complete the physical installations.

Following the decline in revenues, EBITDA was down 6.9% annually to 211 million dollars and was equivalent to 39.5% of revenues, 2.2 percentage points higher than last year.

INCOME STATEMENT - Central America Proforma Millions of Dollars

	2Q20	2Q19(1)	Var.%	Jan-Jun 20	Jan-Jun 19(1)	Var.%

Total Revenues*	534	607	-12.1%	1,116	1,216	-8.2%

Total Service Revenues	489	523	-6.5%	1,003	1,047	-4.2%

Wireless Revenues	346	413	-16.1%	738	825	-10.5%

Service Revenues	310	340	-8.8%	643	680	-5.4%

Equipment Revenues	36	72	-50.8%	95	145	-34.4%

Fixed Line Revenues	184	189	-2.5%	371	381	-2.5%

EBITDA	211	227	-6.9%	429	452	-5.0%

% total revenues	39.5%	37.3%		38.5%	37.2%

EBIT	62	75	-17.2%	140	163	-14.1%

%	11.7%	12.4%		12.5%	13.4%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 figures were restated for IFRS 16.

Central America Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	14,541	15,450	-5.9%

Postpaid	2,459	2,507	-1.9%

Prepaid	12,082	12,943	-6.7%

MOU(1)	179	146	22.3%

ARPU (US$)	7	8	-4.2%

Churn (%)	6.7%	6.6%	0.1

Revenue Generating Units (RGUs)*	4,379	4,387	-0.2%

* Fixed Line, Broadband and Television. Figures have been adjusted in accordance with the methodolgy used for all AMX operations.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Our wireless subscriber base in Puerto Rico finished June with 917 thousand subs after adding 12 thousand postpaid subscribers and disconnecting 9 thousand prepaids. Fixed RGUs reached 641 thousand after adding 16 thousand units, mostly broadband accesses.

Mobile service revenues increased 0.5% on the back of postpaid revenues that were up 2.7% over the year partly as a result of government contributions to vulnerable citizens but also to do with demand for connectivity as clients in Puerto Rico sought unlimited data plans on mobile. Fixed service revenues came down 9.3% over the year dragged down by fixed broadband revenues that were off 16.1%— practically the same decline observed in the first quarter.

Following strict cost control measures, second quarter EBITDA for Puerto Rico was up 10.0% and was equivalent to 19.0% of revenues.

In Dominicana we disconnected 229 thousand mobile subscribers in the second quarter, 184 thousand were prepaid subs.

Mobile service revenues declined 2.0% overall, though in prepaid the reduction was 3.5%. The lockdown measures prevented people from recharging airtime due to limited mobility and few points of sale, but we have seen an important recovery in airtime sales since the lockdown was relaxed.

Fixed-line RGUs came down by 23 thousand in the quarter to 1.9 million. Service revenues declined 4.7% in spite of the 9.8% increase in broadband revenues; the prior quarter they had been roughly flat from the year before.

EBITDA for Dominicana declined 5.5% and the margin remained practically flat from a year before.

INCOME STATEMENT - Caribbean Millions of Dollars

	2Q20	2Q19(1)	Var.%	Jan-Jun 20	Jan-Jun 19(1)	Var.%

Total Revenues*	405	451	-10.3%	840	901	-6.8%

Total Service Revenues	362	402	-10.0%	750	801	-6.4%

Wireless Revenues	241	265	-9.0%	505	530	-4.8%

Service Revenues	199	216	-7.6%	417	430	-3.1%

Equipment Revenues	42	49	-15.3%	88	100	-11.8%

Fixed Line Revenues	165	189	-12.6%	339	377	-10.2%

EBITDA	133	148	-10.2%	274	296	-7.4%

% total revenues	32.9%	32.9%		32.6%	32.8%

EBIT	51	60	-16.0%	110	132	-16.6%

%	12.5%	13.4%		13.1%	14.6%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects reclassifications of fixed and mobile service revenues.

Caribbean Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	6,087	6,064	0.4%

Postpaid	2,013	1,975	1.9%

Prepaid	4,073	4,089	-0.4%

MOU(1)	232	239	-3.1%

ARPU (US$)	11	12	-9.6%

Churn (%)	3.8%	3.5%	0.3

Revenue Generating Units (RGUs)*	2,509	2,545	-1.4%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

TracFone had a very strong quarter in terms of net additions gaining 214 thousand subs in the second quarter, compared to 164 thousand disconnections a year before. May was especially strong as a result of US Government Stimulus and additional unemployment benefits reaching a broad proportion of the population and people sought attractive communication solutions.

Total revenues for the period increased 4.5% over the prior year to 2.1 billion dollars. Equipment revenues jumped 23.6% and service revenues rose 1.2% compared to 0.1% in the prior quarter. Our blended ARPU increased 4.8% year-on-year to 27.8 dollars.

EBITDA of 313 million dollars was up 76.2% over the prior year mostly as a result of a new agreement granting certain reductions in the cost of airtime. These discounts, which reduce our cost of service, apply since January 1st. The EBITDA margin climbed to 15.0% of revenues from 8.9% a year before on account of the new agreement.

INCOME STATEMENT - United States Millions of Dollars

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%

Total Revenues	2,087	1,998	4.5%	4,073	3,990	2.1%

Service Revenues	1,729	1,709	1.2%	3,421	3,399	0.7%

Equipment Revenues	357	289	23.6%	652	592	10.2%

EBITDA	313	177	76.2%	429	301	42.6%

% total revenues	15.0%	8.9%		10.5%	7.5%

EBIT	294	159	85.3%	392	263	49.0%

%	14.1%	7.9%		9.6%	6.6%

United States Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	20,918	21,435	-2.4%

Straight Talk	9,743	9,329	4.4%

SafeLink	2,008	2,568	-21.8%

Other Brands	9,167	9,539	-3.9%

MOU	677	577	17.3%

ARPU (US$)	28	26	4.8%

Churn (%)	3.3%	3.7%	(0.4)

A1 Telekom Austria Group

We disconnected 193 thousand prepaid subscribers and added 94 thousand postpaid clients in the second quarter.

On a consolidated basis, second quarter revenues decreased 2.4% due to lower equipment sales and a reduction of -0.4% in service revenues derived principally from Austria, -0.4%, and Croatia, -5.9%.

Mobile service revenues declined 1.1% on a group level. In Austria, mobile service revenues were up 1.1% and in our international operations they declined -2.2%. On the fixed-line segment revenues increased 0.4% as Austria’s fixed-line revenues fell 1.4% driven by a sharp decline of interconnection revenues as international traffic volumes decreased during the outbreak. Our international operations saw fixed-line service revenues rising 4.0% from solid performances in Bulgaria, Slovenia and North Macedonia.

EBITDA before restructuring charges increased 0.5% as revenue losses from equipment and roaming were more than compensated by cost savings; after restructuring charges EBITDA was down 0.5%. In Austria EBITDA rose 0.4% before restructuring charges while reported EBITDA declined 1.3%.

In March 2020, A1 successfully launched its new TV platform A1 Xplore TV with 260 channels, 7-day replay, multiscreen experience, up to 500 hours recording and many integrated apps on TV, tablet, smartphone, laptop and chromecast. Migration of existing customers to the new platform worked well and provided additional support to fixed revenues.

A1 launched its “5Giga” premium tariff portfolio in January for mobile and Internet@Home segments. While the initial uptake for these 5Giga tariffs showed strong demand in the first quarter, the trend has weakened with the new environment caused by COVID-19 outbreak. Around mid-May, Austria started with a gradual, secure and monitored re-opening.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	2Q20	2Q19	Var.%	Jan-Jun 20	Jan- Jun 19	Var.%

Total Revenues	1,096	1,123	-2.4%	2,222	2,212	0.4%

Total service revenues	939	944	-0.4%	1,889	1,868	1.1%

Wireless service revenues	510	515	-1.1%	1,030	1,010	2.0%

Fixed-line service revenues	430	428	0.4%	859	858	0.1%

Equipment revenues	137	150	-8.7%	295	293	0.5%

Other operating income	19	29	-33.2%	38	51	-25.7%

EBITDA	390	392	-0.5%	771	766	0.6%

% total revenues	35.6%	34.9%		34.7%	34.6%

Adjusted EBITDA(1)	415	413	0.5%	812	808	0.4%

% total revenues	37.8%	36.7%		36.5%	36.5%

EBIT	152	155	-1.9%	299	295	1.4%

% total revenues	13.8%	13.8%		13.5%	13.3%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	2Q20	2Q19	Var.%

Wireless Subscribers (thousands)	21,208	21,171	0.2%

Postpaid	17,195	16,575	3.7%

Prepaid	4,013	4,596	-12.7%

MOU(1)	440	366	20.4%

ARPU (Euros)	8	8	-1.8%

Churn (%)	1.4%	1.5%	(0.1)

Revenue Generating Units (RGUs)*	6,105	6,176	-1.2%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP
	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%
Euro
End of Period	0.0388	0.0459	-15.6%	0.0388	0.0459	-15.6%
Average	0.0389	0.0465	-16.5%	0.0420	0.0462	-9.0%
U.S.
End of Period	0.0435	0.0522	-16.7%	0.0435	0.0522	-16.7%
Average	0.0428	0.0523	-18.1%	0.0463	0.0522	-11.2%
Brazilean Real
End of Period	0.2384	0.2002	19.1%	0.2384	0.2002	19.1%
Average	0.2302	0.2050	12.3%	0.2275	0.2006	13.4%
Argentinean Peso
End of Period	3.0673	2.2181	38.3%	3.0673	2.2181	38.3%
Average	2.8962	2.2973	26.1%	2.9908	2.1630	38.3%
Chilean Peso
End of Period	35.7500	35.4755	0.8%	35.7500	35.4755	0.8%
Average	35.2478	35.7499	-1.4%	37.6392	35.2325	6.8%
Colombian Peso
End of Period	163.6336	167.0078	-2.0%	163.6336	167.0078	-2.0%
Average	164.7386	169.5097	-2.8%	170.8649	166.3525	2.7%
Guatemalan Quetzal
End of Period	0.3352	0.4026	-16.7%	0.3352	0.4026	-16.7%
Average	0.3297	0.4013	-17.8%	0.3560	0.4014	-11.3%
Peruvian Sol
End of Period	0.1541	0.1719	-10.3%	0.1541	0.1719	-10.3%
Average	0.1469	0.1737	-15.4%	0.1582	0.1733	-8.7%
Dominican Republic Peso
End of Period	2.5484	2.6771	-4.8%	2.5484	2.6771	-4.8%
Average	2.4555	2.6549	-7.5%	2.5763	2.6426	-2.5%

Exchange Rates Local Currency Units per USD
	2Q20	2Q19	Var.%	Jan-Jun 20	Jan-Jun 19	Var.%
Euro
End of Period	0.8902	0.8793	1.2%	0.8902	0.8793	1.2%
Average	0.9082	0.8899	2.1%	0.9082	0.8899	2.1%
Mexican Peso
End of Period	22.9715	19.1442	20.0%	22.9715	19.1442	20.0%
Average	23.3567	19.1209	22.2%	21.5954	19.1705	12.6%
Brazilean Real
End of Period	5.4760	3.8322	42.9%	5.4760	3.8322	42.9%
Average	5.3759	3.9203	37.1%	4.9135	3.8455	27.8%
Argentinean Peso
End of Period	70.4600	42.4630	65.9%	70.4600	42.4630	65.9%
Average	67.6456	43.9255	54.0%	64.5869	41.4660	55.8%
Chilean Peso
End of Period	821.2300	679.1500	20.9%	821.2300	679.1500	20.9%
Average	823.2708	683.5681	20.4%	812.8329	675.4261	20.3%
Colombian Peso
End of Period	3,758.9100	3,197.2300	17.6%	3,758.9100	3,197.2300	17.6%
Average	3,847.7428	3,241.1709	18.7%	3,689.8891	3,189.0657	15.7%
Guatemalan Quetzal
End of Period	7.7003	7.7082	-0.1%	7.7003	7.7082	-0.1%
Average	7.7011	7.6723	0.4%	7.6890	7.6957	-0.1%
Peruvian Sol
End of Period	3.5410	3.2900	7.6%	3.5410	3.2900	7.6%
Average	3.4314	3.3209	3.3%	3.4174	3.3231	2.8%
Dominican Republic Peso
End of Period	58.5400	51.2500	14.2%	58.5400	51.2500	14.2%
Average	57.3524	50.7644	13.0%	55.6356	50.6604	9.8%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
	Name:	Alejandro Cantú Jiménez
	Title:	General Counsel